SUPPLEMENT DATED JUNE 20, 2017
To the Allianz Index Advantage NFSM Variable Annuity Prospectus dated May 23, 2017

ISSUED BY
Allianz Life Insurance Company of North America and Allianz Life Variable Account B
This supplement updates certain information contained in the prospectus and should be attached to the prospectus and retained for future reference.

Effective June 20, 2017 the Index Advantage NF Variable Annuity will first become available for sale in California, Iowa, Missouri, Montana and Utah. Contracts issued in these states are subject to certain restrictions that modify language in the prospectus as follows.

California:

On page 28, the second bullet in the NOTE is revised to include California:
•
We cannot restrict assignments for Contracts issued in California, Florida, New Jersey, Ohio, Texas, and Wisconsin. For Contracts issued in Connecticut, we can only restrict assignments to settlement companies and institutional investors as described in your Contract. The Traditional Death Benefit is only available on the death of a Determining Life. If you change the Owner or absolutely assign this Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual), the Traditional Death Benefit may not be available and your Beneficiary(s) will only receive the Contract Value.

On page 31, in the section "Free Look/Right to Examine Period", the following is added:
NOTE FOR CONTRACTS ISSUED TO PERSONS AGE 60 OR OLDER IN CALIFORNIA: For Owners age 60 or older (or Annuitants age 60 or older for non-individually owned Contracts), we are required to allocate your initial Purchase Payment to the AZL Government Money Market Fund during the 30 day free look period unless you specify otherwise on the appropriate form. If you want to immediately apply your Purchase Payment to the Index Options or other Variable Options you must opt out of this allocation. If you do not opt out of this allocation to the AZL Government Money Market Fund your Index Effective Date cannot occur until the free look period has ended.

Iowa:

On page 17, footnote (3) and on page 44, footnote (1) is revised to include the following:
In Iowa the withdrawal charge is 8.25%, 8%, 7%, 6%, 5%, 4% and 0% for the time periods referenced.

Missouri:

The following applies throughout the prospectus
NOTE:  The Index Protection Strategy is not available to Contracts issued in Missouri. If the renewal Caps for the Index Performance Strategy and Index Guard Strategy are not acceptable to you, you will not be able to transfer into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money.

Montana:

On page 47, the NOTE is revised to add the following bullet.
•
For Contracts issued in Montana: If you take a partial withdrawal that reduces the Contract Value below $2,000, we contact you by phone and give you the option of modifying your withdrawal request. If we cannot reach you, we process your request as a full withdrawal.

Utah:

On page 29 the NOTE is revised to include Utah.
For Contracts issued in in Mississippi and Utah: We do not accept additional Purchase Payments on or after the first Contract Anniversary.
PRO-001-0517